Exhibit 99.3

Market Announcement 13 July 2010	ASX: ALD TSX: ALG AIM: AGLD

Gold Ridge Redevelopment on Track
▪	A$150m project redevelopment on time on budget
▪	Commissioning of 120,000 ozpa scheduled for March 2011
▪	Reserves increased by 135,000oz extending Mine Life to 9 years
▪	Exploration Permit lodged for additional 129km²
▪	Drilling recommences at Gold Ridge

Allied Gold provides the following update on its 100%-owned fully-funded Gold Ridge gold mine development in the Solomon Islands.

Since February 2010 when Allied Gold acquired TSX-listed Australian Solomons Gold (ASG), steady progress has been made in the redevelopment of the Gold Ridge mine, 40 kilometres from Honiara.

As outlined in the announcement of 17 May 2010, Allied has signed a A$64 million lump sum Engineering, Procurement and Construction contract for key parts of the project including construction and refurbishment of the 2.5 Mtpa plant.  Total project development costs including EPC and Owners Costs are budgeted at A$150M.

Construction activities continue to gain momentum and ongoing works including additional leach tankage, cyanide detoxification, thickener installation, maintenance facilities, worker accommodation and village resettlement all remain on schedule.  In addition the first phase of mining equipment was mobilised in May with civil earthworks commencing on site and it is anticipated that pre-mining works will commence towards the end of September 2010.

A review of the Gold Ridge’s resource and mine model by independent consultants IMC, using a long term gold price of US$850/oz, compared to US$500/oz used in the 2007 Feasibility study, increases Gold Ridge Probable Reserves by 135,000 ounces to 1.28 Million ounces (23.23 MT at 1.71 g/t).   This increases the Life of Mine (LOM) by a further year to 9 years for an average LOM production of 120,000oz.  Life of mine cash cost are targeted at US$600/oz.

The current conservative Reserve upgrade modelling reaffirms the project’s robust economics and allows for further upgrade through the exposure to a higher gold price.  Management forecasts commissioning and production to commence by March 2011, with annualised gold production budgeted at 120,000 ounces.

Under Allied Gold’s ownership, exploration activity in the Solomon’s has been accelerated with the mobilisation of a company owned drill rig to commence initial confirmatory grade control drilling followed up by a step out regional drilling and also initiate an intensive Induced Polarisation program over the largely under explored Gold Ridge mining and exploration tenure.

Allied is keen to replicate the PNG exploration success it has achieved to date and to that end will commit approximately US$5 million to its near mine and regional exploration programme in the Solomons in 2010-11.  An exploration update will be discussed in the Company’s June quarter report later this month.

The Company has applied for a significant exploration tenement package totalling 129km² in the region in readiness for future aggressive exploration campaigns.  The track record of growing its gold inventory at a low exploration cost is a core skill Allied Gold possesses.  The exploration potential of the Solomon Islands to host large scale mineralisation remains high due to its geological regional setting and years of under exploration.

Gold Ridge	Mt	g/t	Moz
Proven	-	-	-
Probable	23.3	1.71	1.28
Total Reserves (I)	23.3	1.71	1.28
Measured	6.1	1.92	0.37
Indicated	23.0	1.66	1.23
Inferred	8.4	1.80	0.48
Total Resources (II)	37.6	1.73	2,09

I.      Reserves as of June 2010 Resources as of May 2010
II.    Resources are Inclusive of Reserves at a cut-off grade of 0.8 g/t

The resources at Gold Ridge were largely proved through test work conducted by Ross Mining between 1994 and 1998.

For more details please contact:

Frank Terranova	Chief Financial Officer	+61 7 3252 5911
Simon Jemison	Investor and Media	+ 61 418 853 922
Rebecca Greco	Investors (North America)	+1 416 839 8610
John Carrick-Smith	Investors (UK)	+44 20 7559 6710

About Allied Gold Limited:

Allied Gold Limited’s gold production and exploration development portfolio is centred on the Tabar Islands of Papua New Guinea, approximately 60 kilometres from Lihir Island which hosts a plus 40 million ounce gold resource and is well placed in the Pacific Rim of Fire (one of the world’s proven and most prospective gold jurisdictions). See diagram below.

Allied Gold has produced in excess of 150,000 ounces of gold from its Simberi Gold Mine to date. The Company expects to delivery an Optimised Oxide Expansion and Sulphide Pre-Feasibility Study by the September quarter 2010.

Simberi currently hosts Measured and Indicated resources estimated as 78.4Mt @ 1.27 g/t Au for 3.2 million ounces of gold, with a further 78.2Mt @ 0.99 g/t Au for 2.5 million ounces in resources classified Inferred.  Allied Gold currently owns 100% of Simberi and 100% of the EL on the nearby Tatau and Big Tabar islands.

Allied Gold is also owner of the Gold Ridge Project in Solomon Islands, currently under re-development. Measured and Indicated resources at Gold Ridge estimated as 29.5Mt @ 1.70 g/t Au for 1.6 million ounces of gold, with a further 8.3Mt @ 1.80 g/t Au for 0.5 million ounces in resources classified Inferred.

Allied Gold’s stock exchange listings include Australia (ASX:ALD), Toronto (TSX:ALG) and London (AIM-AGLD).

Allied Gold Principal Office and Postal Address:
34 Douglas Street, Milton, Queensland, Australia 4064
PO Box 2019, Milton 4064, Queensland, Australia 4064
Telephone:   +61 7 3252 5911   Facsimile: +61 7 3252 3552
Registered Office: Unit B9, 431 Roberts Road, Subiaco, Western Australia 6008

Competent Persons

The information in this announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company.  Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Ross Hastings, MSc, BSc, M.Aus.I.M.M., MSc Geology, General Manager, Resource Development for Allied Gold, and a Qualified Person as defined by Canadian National Instrument 43-101, has reviewed and approved the technical information in this press release.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold.  Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined.  Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management’s beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities.  Any offer will be made only through an information circular or proxy statement or similar document.  Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information.  Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

Neither the ASX, TSX or AIM exchanges have approved, nor disapproved, the form or content of this announcement.
NOT FOR DISSMENATION OR DISTRIBUTION IN THE UNITED STATES AND NOT FOR DISTRIBUTION TO US NEWSWIRES